Mail Stop 4561

August 20, 2009

Julia E. Stewart, Chairman and CEO
DineEquity, Inc.
450 North Brand Boulevard
Glendale, CA 91203-1903

> **Re: DineEquity, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 28, 2009**
> **File No. 333-160836**

Dear Ms. Stewart:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Capital Stock

Preferred Stock, page 6

1.   You indicate that a prospectus supplement will describe the particular terms of any series of preferred stock that you offer under your registration statement, including whether that class or series of preferred stock will be convertible into, or exchangeable for, shares of stock of any other class or any other series of the same class or "any other securities." Please note that the preferred stock registered under this registration statement may not be convertible or exchangeable for "other securities" that have not been registered under this registration statement, unless the preferred stock convertible into or exchangeable for such other securities is not legally convertible immediately or within one year of the date of sale of the preferred stock. All of the underlying classes of

securities to which the preferred stock relates must be identified in the registration statement. This comment also applies to your descriptions of the debt securities and subscription rights you are seeking to register. In this regard, we note the statement on page 18 that the debt securities being registered may be convertible into or exchangeable for "other securities" of the company, and your statement on page 25 that you may issue subscription rights pursuant to the registration statement to purchase common stock, preferred stock, debt securities or "other securities."

Plan of Distribution, page 30

2.   This section of the prospectus refers to the remarketing of the securities being registered. Please note that, depending upon the level of involvement by the issuer or its affiliates in the "reset" mechanism, any offers or sales pursuant to that "reset" mechanism may require registration under the Securities Act of 1933. If DineEquity would prefer that the staff express its views on this issue at the present time, please supplementally provide information about the procedures that will be used and the participants in the remarketing, including the role of DineEquity or its affiliates, if any.

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As appropriate, please amend your filings in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3462. You may also contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3730 if you thereafter have any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (213) 621-5217
        Rodrigo A. Guerra, Jr.
        Skadden, Arps, Slate, Meagher & Flom LLP